Mr. John Stickel
Ms. Laura Nicholson

Office of Transportation and Leisure

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

June 24, 2019

Re:	To The Stars Academy of Arts & Science Inc.

Amendment No. 1 to

Offering Statement on Form 1-A

Filed June 3, 2019

File No. 024-10946

Dear Mr. Stickel and Ms. Nicholson:

Thank you for your comments of June 17, 2019 regarding the Offering Statement of To The Stars Academy of Arts & Science Inc. (the “company”). We appreciate the opportunity to respond to your comments.

Amendment No. 1 to Form 1-A filed June 3, 2019

Risk Factors, page 9

1.	We note your disclosure on pages 14 and 44 regarding a drag-along provision set forth in your bylaws. Please revise to provide all material features of such provision. In addition, please revise to state that there is uncertainty as to whether a court would enforce such provision.

We have revised the disclosure on pages 14 and 44 to provide additional information on the material features of the company’s drag-along provision and to amend the risk factor to explain the uncertainty surrounding the enforceability of such provisions.

Exhibits

2.	We note that in Part I you have indicated that the issuer has used solicitation of interest communications in connection with the proposed offering. However, we also note that such materials have not been filed as an exhibit pursuant to Item 17 of Form 1-A. Please advise.

We have included the company’s “Testing The Waters” communications as Exhibit 13 in the amended filing.

Thank you again for the opportunity to respond to your questions to the Offering Statement of To The Stars Academy of Arts & Science Inc. If you have additional questions or comments, please contact me at jamie@crowdchecklaw.com.

Sincerely,

/s/ Jamie Ostrow

Jamie Ostrow

CrowdCheck Law LLP (f/k/a KHLK LLP)

cc: Thomas DeLonge

Chief Executive Officer
To The Stars Academy of Arts & Science Inc.
315 S. Coast Hwy 101

Suite U38

Encinitas, CA 92024

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